UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69819

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **280 Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Market Street, Suite 3800
                                                      (No. and Street)

San Francisco   CA   94105
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Heather Hall   628-231-2493
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
                        (Name – *if individual, state last, first, middle name*)

101 2nd Street, Suite 900   San Francisco   CA   94105
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☑ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Heather Hall _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
280 Securities LLC _____ , as
of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                          Signature

                                                       CFO
                                                       _____
                                                                           Title

_____
            Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT   CIVIL CODE § 1189

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _San Francisco_ }

On _Feb. 23rd, 2018_ before me, _Andrew Newton, Notary Public_,
    Date   *Here Insert Name and Title of the Officer*

personally appeared _Heather Hall_
_____
                        Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



ANDREW WILLIS NEWTON
Notary Public – California
San Francisco County
Commission # 2211820
My Comm. Expires Aug 27, 2021

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _Andrew Newton_

Place Notary Seal and/or Stamp Above   *Signature of Notary Public*

──────────────────── **OPTIONAL** ────────────────────

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: _Oath or Affirmation_

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____   Signer's Name: _____
□ Corporate Officer – Title(s): _____   □ Corporate Officer – Title(s): _____
□ Partner – □ Limited □ General   □ Partner – □ Limited □ General
□ Individual   □ Attorney in Fact   □ Individual   □ Attorney in Fact
□ Trustee   □ Guardian of Conservator   □ Trustee   □ Guardian of Conservator
□ Other: _____   □ Other: _____
Signer is Representing: _____   Signer is Representing: _____

280 Securities LLC

Financial Statement

As of December 31, 2017

Files pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT.

Contents



Report of Independent Registered Public Accounting Firm

To the Members of
280 Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition and the related notes of 280 Securities, LLC (the "Company") as of December 31, 2017. In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

San Francisco, California
February 14, 2018

We have served as the Company's auditor since 2017.

280 Securities LLC
Statement of Financial Condition
December 31, 2017

_____

ASSETS

Cash	$	3,283,535
Deposit – clearing firm		250,350
Securities owned, at fair value		16,867,631
Syndicate receivable		39,247
Secured demand note receivable		5,000,000
Furniture and equipment, net		40,513
Other assets		65,792
Total Assets	$	25,547,068

LIABILITIES & MEMBERS' EQUITY

Payable to clearing firm	$	14,913,035
Accounts payable and accrued expenses		251,096
Secured demand and subordinated notes payable		6,000,000
Total Liabilities		21,164,131
Members' equity		4,382,937
Total Liabilities and Members' Equity	$	25,547,068

The accompanying notes are an integral part of this financial statement.

_____

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

280 Securities LLC ("280"), a majority-owned subsidiary of 280 CapMarkets LLC ("Parent"), was established on June 27, 2016, as a Delaware Limited Liability Company and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). 280 is engaged primarily in trading fixed income securities on both a principal and agency basis for institutional investors. The primary office of 280 is located at 575 Market Street in San Francisco, California, with additional locations in Seattle, Washington, New York, New York and Manhattan Beach, California.

As a limited liability company with a finite life, 280 may be dissolved upon the occurrence of a dissolution event (e.g., death, incapacity or bankruptcy) of a sole remaining manager unless a majority in interest of the members consent within ninety days of the dissolution event to the continuation of the business of 280.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of 280 have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash - 280 maintains deposits with major U.S. financial institutions in an amount that is in excess of federally insured limits; however, 280 does not believe it is exposed to any significant credit risk. There are no withdrawal restrictions on cash.

Securities owned - Securities owned are valued at estimated fair value as determined by third party pricing services and/or management's evaluation of trade data such as inter-dealer trades, secondary trades and new issues. Management understands how the quote or price is determined by the pricing service, including the source of the information and the inputs and assumptions used. The company intends to hold fixed income securities for a short period of time, typically less than 30 days.

Furniture and equipment - Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. For furniture and computer equipment, the estimated useful lives are five and three years, respectively.

Income taxes - 280 and its Parent are both organized as multi-member limited liability companies for federal and state tax purposes. As such, each entity's tax attributes are passed through to its members. Accordingly, no provision or benefit for federal or state income taxes has been made in 280's financial statements. 280 is, however, subject to California and Delaware limited liability company taxes, California and New York gross receipts taxes, the San Francisco gross receipts and payroll tax expense, and the Washington business and occupation tax. Such taxes are classified as general and administrative in 280's Statement of Operations.

280 applies the topic of the Financial Accounting Standards Board Accounting Standards Codification relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to sustained upon examination by the applicable taxing authority including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likelihood of being realized upon ultimate settlement.

For the December 31, 2017, financial statements, 280's management has determined that there are no material uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

Customer concentration - Through December 31, 2017, there were not any customers with whom 280 was concentrated.

Fair value measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, 280 uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that 280 can access.

> Level 2 – Valuation based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, 280's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment,

whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by 280 in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Subsequent events - Management considered events occurring after the date of this statement of financial condition for possible adjustments to the financial statement or disclosures of material events through the date of issuance, noting none.

NOTE 3 – SECURITIES OWNED AND RELATED TRADING INCOME, NET

At December 31, 2017, securities owned totaled $16,867,631 and consisted primarily of fixed income securities reported at fair value with changes in unrealized holding gains and losses included in Trading income, net in the Statement of Operations. Other securities owned consist of money market instruments.

280 has an agreement with Pershing LLC for the purpose of funding an aggregate net debit balance equal to 280's current regulatory net capital divided by the regulatory haircut that would be applied to the investments being financed.

Instruments and their value is recorded in Securities owned, in the Statement of Financial Condition.

NOTE 4 – FAIR VALUE MEASUREMENT

The following table summarizes 280's fair value hierarchy:

	December 31, 2017			
	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. municipal debt	$ -	$ 15,561,468	$ -	$ 15,561,468
Money market instruments	1,306,163	-	-	1,306,163
	$ 1,306,163	$ 15,561,468	$ -	$ 16,867,631

The U.S. municipal debt securities are issues distributed throughout the United States and range from securities which are not rated to those rated AAA.

NOTE 5 - DEPOSIT WITH CLEARING AGENT

In the normal course of business, 280 will execute, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of a failure to perform by the customer, 280 may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of 280.

280 does not anticipate nonperformance by customers in the above situation. 280's policy is to monitor its market exposure and customer risk. In addition, 280 has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

280 clears its transactions through another broker-dealer on a fully disclosed basis. 280's clearing organization requires 280 to maintain a cash deposit of $250,000 with the organization, which the company has recorded as a brokerage account deposit on its statement of financial condition.

NOTE 6 - RELATED PARTY TRANSACTIONS

Subordinated borrowings - 280 has entered into one secured demand note agreement with one of its members and one subordinated note agreement with a member of its Parent. Borrowings under the secured demand note and subordinated note collateral agreements of $5,000,000 and $1,000,000, respectively, are due in March 2020 and January 2019, respectively. For regulatory purposes, the firm also maintains excess collateral of $800,000 to account for possible market fluctuations in the underlying collateral. This amount shall also be due to the lender upon maturity of the notes. The borrowings are included in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for 280's continued compliance with minimum net capital requirements, they will not be prepaid.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

280 is currently obligated under the following short-term lease agreements for office space:

1. In December 2017, 280 renegotiated its existing lease agreement with NYC Office Suites by adding additional office space and extending the term to January 31, 2019. Effective February 1, 2018, the total security deposit held by NYC Office Suites will be $18,990, up from $10,990, and 280 will be obligated to make payments of $8,797 per month for the term of the agreement, up from $5,495. Future minimum lease payments are $114,361.

2. In May 2017, 280 entered into a lease agreement with 1334 Partners LP. The term of the agreement is from May 15th, 2017 through April 30th, 2018. 280 made a $4,500 security deposit in May and is obligated to make payments of $4,500 per month for the term of the agreement. Future minimum lease payments are $18,000.

The leases for 280's principal office in San Francisco and its office in Seattle are held at its parent, 280 CapMarkets LLC. The Parent allocates occupancy related costs to 280 on a monthly basis. There are no equipment leases held by the company.

In October 2016, 280 entered into a two-year agreement with Bloomberg Finance LP for the nonexclusive and nontransferable right to use service information, data, software and equipment. The agreement contains a termination clause that obligates 280 to pay a termination charge in an amount equal to 50% of the charges for the balance of the term should 280 terminate the agreement prior to October 2018. At this time, management views the possibility of early termination as remote and cannot reasonably estimate the potential termination cost.

NOTE 8 - REGULATORY REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, 280 is required to maintain a minimum net capital, equivalent to the greater of $100,000 or $1/8^{th}$ of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital, as defined in the regulation, at December 31, 2017, was $8,935,210 which exceeded minimum net capital requirements by $8,835,210. The ratio of aggregate indebtedness to net capital was approximately .0281 to 1.

In management's opinion, 280 is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2017, because it does not hold customer funds or securities.

NOTE 9 - MEMBER EQUITY

The member ownership interest is based on capital contributions made to 280 by the Parent, its majority member, and its managing members who have an immaterial interest.